SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 1

                           LONE STAR INDUSTRIES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   542 290 408
                                 (CUSIP Number)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

         [  ]  Rule 13d-1(b)
         [XX]  Rule 13d-1(c)
         [  ]  Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


         CUSIP No. 542 290 408


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         1.       Name of Reporting Persons/I.R.S. Identification Nos. of
                  Above Persons (entities only)

                  J. Allan Mactier

         2.       Check the Appropriate Box if a Member of a Group

                  [  ]  (a)                [  ]  (b)

         3.       SEC Use Only



         4.       Citizenship or Place of Organization:  United States

                                             5. Sole Voting Power

                                                293,200 Shares
                  Number of
                  Shares                     6. Shared Voting Power
                  Beneficially
                  Owned by Each                 -0- Shares
                  Reporting
                  Person                     7. Sole Dispositive Power

                                                293,200 Shares

                                             8.  Shared Dispositive Power

                                                 -0- Shares

         9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

               293,200 Shares.

         10.   Check Box if Aggregate Amount in Row (9) Excludes Certain Shares:

               [  ]

         11.   Percent of Class Represented by Amount in Row 9:  3.1%


         12.   Type of Reporting Person:  IN

     The reporting person filed a Schedule 13G dated March 27, 1998 with respect to ownership of the common stock Lone Star Industries, Inc. The reporting person hereby amends Item 4 (Ownership) of the Schedule 13G. The reporting person beneficially owns 293,200 shares of common stock, representing approximately 3.1% of the outstanding common stock, all of which the reporting person has sole power to vote and dispose of. The reporting person also owns warrants to acquire 1,000 common shares. The 10-Q of Lone Star Industries, Inc. for the quarter ended September 30, 1998 reported the company had 9,581,407 outstanding shares of common stock.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     January 11, 1999
                                                -----------------------------
                                                            (Date)


                                                   /s/ J. Allan Mactier
                                                -----------------------------
                                                J. ALLAN MACTIER


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